United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 22, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

Coca-Cola Europacific Partners plc – Results of 2024 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at 1A Wimpole Street, London, W1G 0EA, United Kingdom on 22 May 2024.

All 28 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 23 were passed as ordinary resolutions and resolutions 24 to 28 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	417,915,503	99.98	84,142	0.02	90.80	165,250
2	Approval of the Directors’ Remuneration Report	408,427,256	97.69	9,671,156	2.31	90.82	66,483
3	Election of Guillaume Bacuvier as a director of the Company	417,344,334	99.82	753,320	0.18	90.82	67,241
4	Re-election of Manolo Arroyo as a director of the Company	352,724,956	84.40	65,209,737	15.62	90.79	230,202
5	Re-election of John Bryant as a director of the Company	408,678,515	97.75	9,419,404	2.25	90.82	66,976
6	Re-election of José Ignacio Comenge as a director of the Company	352,652,123	84.38	65,282,168	15.62	90.79	230,604
7	Re-election of Damian Gammell as a director of the Company	416,806,975	99.69	1,292,257	0.31	90.82	65,663
8	Re-election of Nathalie Gaveau as a director of the Company	417,146,635	99.77	956,155	0.23	90.82	62,105
9	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	413,747,999	98.97	4,298,816	1.03	90.81	118,080

10	Re-election of Mary Harris as a director of the Company	415,184,936	99.30	2,917,792	0.70	90.82	62,167
11	Re-election of Thomas H Johnson as a director of the Company	412,097,539	98.71	5,389,827	1.29	90.69	677,529
12	Re-election of Dagmar Kollmann as a director of the Company	413,468,454	98.89	4,633,001	1.11	90.82	63,440
13	Re-election of Alfonso Líbano Daurella as a director of the Company	413,712,935	98.96	4,332,282	1.04	90.81	119,678
14	Re-election of Nicolas Mirzayantz as a director of the Company	417,234,944	99.79	863,710	0.21	90.82	66,241
15	Re-election of Mark Price as a director of the Company	415,125,553	99.29	2,973,834	0.71	90.82	65,508
16	Re-election of Nancy Quan as a director of the Company	414,285,512	99.10	3,763,369	0.90	90.81	116,014
17	Re-election of Mario Rotllant Solá as a director of the Company	413,720,470	98.97	4,325,159	1.03	90.81	119,266
18	Re-election of Dessi Temperley as a director of the Company	413,478,571	98.89	4,620,609	1.11	90.82	65,715
19	Reappointment of the Auditor	416,614,352	98.44	6,612,884	1.56	91.94	66,091
20	Remuneration of the Auditor	421,133,129	99.51	2,057,505	0.49	91.93	102,693
21	Political Donations	417,056,454	99.78	918,561	0.22	90.79	189,880
22	Authority to allot new shares	408,033,822	97.60	10,037,443	2.40	90.82	93,630
23	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	194,046,934	77.06	57,772,359	22.94	54.70	166,345,602

24	General authority to disapply pre-emption rights	415,239,434	99.54	1,899,379	0.46	90.61	1,026,082
25	General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	414,883,787	99.44	2,322,775	0.56	90.63	958,333
26	Authority to purchase own shares on market	417,292,312	99.85	626,560	0.15	90.78	246,023
27	Authority to purchase own shares off market	415,861,913	99.51	2,060,176	0.49	90.78	242,806
28	Notice period for general meetings other than annual general meetings	410,065,918	98.08	8,021,153	1.92	90.82	77,824

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2	As at 12:00pm on Monday 20 May 2024, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 460,354,782 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 23 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

Resolution 23, being the ordinary resolution to approve the waiver by the Panel on Takeovers and Mergers under Rule 9 of the City Code on Takeovers and Mergers (the “Rule 9 waiver”) in connection with the Company’s buyback programme was duly passed by 77.06% of the votes cast by the independent shareholders of the Company (being shareholders other than Olive and its presumed concert parties) with 22.94% of votes cast against. Resolution 23 is a standing agenda item at each Annual General Meeting to enable CCEP to exercise the authorities under Resolution 26 to purchase its own shares on market and Resolution 27 to purchase its own shares off market, which were passed with majorities of 99.85% and 99.51% respectively. This will enable CCEP to make use of the option to return value to shareholders through a possible future buyback programme. Had Resolution 23 not been passed, the Company would not have been able to effect such buyback programmes, as explained in the Notice of AGM and also in the Letter to Shareholders issued via RNS on 10 May 2024. CCEP intends to continue to engage with ISS on their standing policy to generally recommend a vote against Rule 9 waivers which we believe may be a contributing factor in influencing investor decisions in this regard. In addition, CCEP will continue to engage, in normal course and as appropriate, with shareholders who did not support Resolution 23 to understand the reasons for their vote against the proposal and to continue a transparent and constructive dialogue on this topic.

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.1034%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle	Investor Relations Sarah Willett	Media Relations Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

About CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping more than 2 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @Coca-Cola Europacific Partners | LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 22, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary